SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C.  20549


                                SCHEDULE 14D-9
                              (Amendment No. 3)

                    SOLICITATION/RECOMMENDATION STATEMENT
                     PURSUANT TO SECTION 14(d)(4) OF THE
                       SECURITIES EXCHANGE ACT OF 1934

                             McKESSON CORPORATION
                          (Name of Subject Company)

                             McKESSON CORPORATION
                     (Name of Person(s) Filing Statement)

                   Common Stock, par value $2.00 per share
                        (Title of Class of Securities)

                                 581556 10 7
                    (CUSIP number of Class of Securities)

                            Ivan D. Meyerson, Esq.
                      Vice President and General Counsel
                             McKESSON CORPORATION
                                McKesson Plaza
                               One Post Street
                       San Francisco, California 94104
                                (415) 983-8300

                (Name, address and telephone number of person
              authorized to receive notice and communications on
                  behalf of the person(s) filing statement)

                               With a copy to:

                           Peter Allan Atkins, Esq.
                     Skadden, Arps, Slate, Meagher & Flom
                               919 Third Avenue
                           New York, New York 10022
                                (212) 735-3000




                    This Amendment No. 3 amends the
          Solicitation/Recommendation Statement on Schedule 14D-9 (the "Schedule 14D-9") of McKesson Corporation, a Delaware corporation (the "Company"), filed with the Securities and Exchange Commission on July 15, 1994, relating to the tender offer for all outstanding shares of common stock, par value $2.00 per share, of the Company (including all associated preferred stock purchase rights), by ECO Acquisition Corporation, a Delaware corporation and a wholly-owned subsidiary of Eli Lilly and Company, an Indiana corporation, as follows:

          Item 9.   Material to be Filed as Exhibits.

               Item 9 is hereby amended by the addition of the following exhibits thereto:

               Exhibit 16     Press Release dated September 19,
                              1994.

               Exhibit 17 First Supplemental Indenture dated as of July 10, 1994 by and among McKesson Corporation, SP Ventures,
                              Inc. and Chemical Bank.

               Exhibit 18 First Supplemental Indenture dated July 10, 1994 by and among McKesson Corporation, SP Ventures, Inc. and The First National Bank of Chicago.

               Exhibit 19 First Amendment to Exchange Agent Agreement dated July 10, 1994 by and among McKesson Corporation, SP Ventures, Inc. and The First National Bank of Chicago.
               Exhibit 20 Conversion Agreement dated as of August 1, 1994 by and between McKesson Corporation and The Chase Manhattan Bank, N.A., as trustee of the McKesson Corporation Profit-Sharing Investment Plan.


                                     SIGNATURE

                    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                        McKESSON CORPORATION

                                        By:/s/ Nancy A. Miller
                                           Name:  Nancy A. Miller
                                           Title: Vice President and
                                                  Corporate Secretary

          Dated: September 20, 1994



     EXHIBIT INDEX

     Exhibit No.                   Description

     Exhibit 16     Press Release dated September 19, 1994.

     Exhibit 17 First Supplemental Indenture dated as of July 10, 1994 by and among McKesson Corporation, SP Ventures, Inc. and Chemical Bank.

     Exhibit 18 First Supplemental Indenture dated July 10, 1994 by and among McKesson Corporation, SP Ventures, Inc. and The First National Bank of Chicago.

     Exhibit 19 First Amendment to Exchange Agent Agreement dated July 10, 1994 by and among McKesson Corporation, SP Ventures, Inc. and The First National Bank of
                    Chicago.

     Exhibit 20 Conversion Agreement dated as of August 1, 1994 by and between McKesson Corporation and The Chase Manhattan Bank, N.A., as trustee of the McKesson Corporation Profit-Sharing Investment Plan.


     Exhibit 16

     [McKESSON LETTERHEAD]

     Contact:  Marvin Krasnansky
               (415) 983-8316

     Monday, September 19, 1994

     In response to press inquiries, Alan Seelenfreund, chairman and chief executive officer of McKesson Corp., today issued the following statement:

          On July 10, McKesson Corp. and Eli Lilly and Company entered into a definitive agreement under which Eli Lilly will acquire PCS Health Systems, Inc. from McKesson. As part of that agreement, McKesson and Lilly entered into a Memorandum of Understanding (MOU) to explore the extension of their business relationship. The MOU was filed with the Securities and Exchange Commission as part of the disclosure of the terms of the agreement between McKesson and Lilly. (See attachment)

          The document states, in part, "This Memorandum of Understanding does not set forth any binding obligations of the parties but is intended to describe those areas into which their business relationships could be extended in the future if the parties determined that it is mutually advantageous to do so."

          The MOU identifies several potential areas of cooperation. These include generic drugs, managed care support and distribution. In respect to distribution, McKesson and Lilly said we "intend to investigate the possibility of closing" certain Lilly distribution centers and using McKesson "to handle physical distribution" of Lilly products to wholesalers, and, "subject to legal review and where feasible from a business standpoint (for McKesson) to be the sole distributor" of Lilly's products.

          Given the rapid changes taking place in the U.S. healthcare delivery system, the intent of the MOU is to explore approaches in respect to how McKesson and Lilly may be able to work together in the future to develop new methods that would assure that Lilly's products achieve the widest, most cost-effective distribution utilizing a range of distribution channels. Our goal is to seek to improve the delivery of health care products and services and to reduce the cost to consumers while improving access. In this context, it is not unusual for pharmaceutical companies and other manufacturers of health care products to employ sole or a limited number of distributors for certain products where it is appropriate and mutually advantageous to do so. Such arrangements are not precluded by federal or state statutes.

          Contrary to misleading information being disseminated by a wholesale drug competitor to the trade and media, nothing in the MOU is intended to interfere with Lilly's relationship with other pharmaceutical wholesalers and customers, a subject about which Lilly has been explicit from the day our agreement was announced. Lilly stated at that time and has since reiterated that "The warehousing and distribution services agreement between Lilly and wholesalers will not be affected as a result of (the PCS) acquisition. For more than 118 years, Lilly product distribution has relied on the wholesaler, and we want to continue to utilize this system of distribution for our products." Lilly added, "Lilly will not put any of its authorized wholesalers at a disadvantage by preventing access to any special net prices available to approved customers."

          Given Lilly's history and close relationships with the wholesale drug industry and the realities of the marketplace, it is absurd to believe that Lilly would enter into any agreement that would limit its ability to achieve maximum availability of its products.


     Exhibit 17

                         FIRST SUPPLEMENTAL INDENTURE

               This First Supplemental Indenture (the "Supplemental Indenture"), dated as of July 10, 1994, is made by and among McKesson Corporation, a Delaware corporation (the "Company"), SP Ventures, Inc., a Delaware corporation and a wholly-owned subsidiary of the Company ("SP Ventures"), and Chemical Bank, a New York corporation (the "Trustee").

                                 WITNESSETH:

               WHEREAS, the Company and the Trustee have heretofore entered into an Indenture dated as of September 1, 1990 (the "Indenture"), by and between the Company and the Trustee, which Indenture provided for the issuance by the Company from time to time of its unsecured bonds, debentures, notes or other evidences of indebtedness to be issued in one or more series (the "Securities") up to such principal amount or amounts as may from time to time be authorized in accordance with the Indenture;

               WHEREAS, there have been issued and are now outstanding under the Indenture, 8.75% Series A Medium Term Notes due February 4, 1997 in the aggregate principal amount of $10,000,000, and 8 % Notes due February 1, 1998 in the aggregate principal amount of $49,240,000;

               WHEREAS, pursuant to the Agreement and Plan of Merger, dated as of July 10, 1994 (the "Merger Agreement"), among the Company, Eli Lilly and Company, an Indiana corporation ("Lilly"), and ECO Acquisition Corporation, a Delaware corporation and a wholly-owned subsidiary of Lilly ("ECO"), ECO has commenced a tender offer (the "Offer") to purchase all of the outstanding shares of the Company's Common Stock, par value $2.00 per share (the "Shares"), at a price of $76.00 net per Share in cash;

               WHEREAS, pursuant to a Reorganization and Distribution Agreement, dated as of July 10, 1994, among the Company, SP Ventures and certain other affiliates of the Company (the "Distribution Agreement"), prior to the consummation of the Offer, the Company will transfer certain of the businesses of the Company and its subsidiaries to SP Ventures which was established to hold all of the assets of the Company other than those related to the pharmaceutical benefits management business (the "Transfer") and will distribute by dividend all shares of SP Ventures common stock to the stockholders of the Company;

               WHEREAS, as provided in the Distribution Agreement, SP Ventures desires in and by this First Supplemental Indenture, pursuant to and as contemplated by Section 8.1(e) of the Indenture, to expressly assume, jointly and severally with the Company, the covenants, agreements and undertakings of the Company in the Indenture and the outstanding securities;

               WHEREAS, the execution and delivery of this First
     Supplemental Indenture has been authorized by a resolution of the Board of Directors of both the Company and SP Ventures;

               WHEREAS, Section 8.1 of the Indenture, "Supplemental Indentures Without Consent of Securityholders", provides that provisions of the Indenture may be amended or supplemented without the consent of the holders of Securities, provided that no such amendment or supplement shall materially and adversely affect the interests of the holders of any Securities;

               WHEREAS, all conditions and requirements necessary to make this First Supplemental Indenture a valid and binding instrument in accordance with its terms have been performed and fulfilled and the execution and delivery hereof have been in all respects duly authorized;

               NOW, THEREFORE, THIS FIRST SUPPLEMENTAL INDENTURE
     WITNESSETH that the Company and SP Ventures covenant and agree with the Trustee as follows:

                                  ARTICLE I

                          ASSUMPTION OF OBLIGATIONS

               SECTION 1.01. Assumption. SP Ventures hereby expressly assumes, jointly and severally with the Company, the obligation to make due and punctual payment of the principal of, premium, if any, and interest on any Security outstanding when and as the same shall become due and payable according to the terms of the Security and this Indenture, and the due and punctual performance and observance of each and every covenant and condition of the Company in the Indenture as if SP Ventures had been the original maker of the Securities, and also hereby expressly assumes each and every covenant and condition of the Company in each Security outstanding on the date of this First Supplemental Indenture.


                                  ARTICLE II

                                MISCELLANEOUS

               SECTION 2.01. Indenture. Except as expressly supplemented hereby, the Indenture is in all respects ratified and confirmed and all the terms, provisions and conditions thereof shall be and remain in full force and effect. This First Supplemental Indenture is an indenture supplemental to and in implementation of the Indenture, and said Indenture and this First Supplemental Indenture shall henceforth be read together.

               SECTION 2.02. Terms Defined. For all purposes of this First Supplemental Indenture, except as otherwise defined or unless the context otherwise requires, terms used in capitalized form in this First Supplemental Indenture and defined in the Indenture have the meanings specified in the Indenture.

               SECTION 2.03. Notices. The address to which notice to SP Ventures is to be given pursuant to Section 11.4 of the Indenture, from and after the date of this First Supplemental Indenture, shall be:

                         SP Ventures, Inc.
                         c/o McKesson Corporation
                         One Post Street
                         San Francisco, California  94104

               SECTION 2.04. Governing Law. This First Supplemental Indenture shall be governed under the laws of the State of New York.

               SECTION 2.05.  Successors.  All agreements of the
     Company, SP Ventures and the Trustee in this First Supplemental Indenture shall bind their respective successors.

               SECTION 2.06. Effectiveness. This First Supplemental Indenture shall become a legally effective and binding instrument upon the execution and delivery hereof by all parties hereto but the provisions hereof shall only become operative upon the date on which the Transfer occurs. The Company agrees to provide the Trustee with prompt written notice of the occurrence of the Transfer.

               SECTION 2.07. Counterparts. This First Supplemental Indenture may be executed in any number of counterparts, each of which shall be an original, but such counterparts shall together constitute but one and the same instrument.

               SECTION 2.08. Recitals. The recitals of fact contained herein shall be taken as the statements of the Company and SP Ventures, and the Trustee assumes no responsibility for the correctness of the same. The Trustee makes no representations as to the validity or adequacy of this First Supplemental Indenture or the due execution hereof by the Company and SP Ventures.

               IN WITNESS WHEREOF, the parties hereto have caused this First Supplemental Indenture to be duly executed and their respective corporate seals to be hereunto affixed and attested, all as of the day and year first above written.


     [corporate seal]              McKesson Corporation

     Attest:                       By:     /s/ Garret A. Scholz
     /s/ Nancy A. Miller           Title:  Vice President Finance

     [corporate seal]              SP Ventures, Inc.

     Attest:                       By:     /s/ Garret A. Scholz
     /s/ Nancy A. Miller           Title:  Executive Vice President and
                                           Treasurer

     [corporate seal]              Chemical Bank, as Trustee

     Attest:                       By:     /s/ Paul Gilkerson
     /s/ P. Morabito               Title:  Vice President


                                                            Exhibit 18

                         FIRST SUPPLEMENTAL INDENTURE

               This First Supplemental Indenture (the "Supplemental Indenture"), dated as of July 10, 1994, is made by and among McKesson Corporation, a Delaware corporation (the "Company"), SP Ventures, Inc., a Delaware corporation and a wholly-owned subsidiary of the Company ("SP Ventures"), and The First National Bank of Chicago, a national banking association (the "Trustee").

                                 WITNESSETH:

               WHEREAS, the Company and the Trustee have heretofore entered into an Indenture dated as of March 14, 1994 (the
     "Indenture"), by and between the Company and the Trustee, which Indenture provided for the Company to issue its 41/2% Exchangeable Subordinated Debentures Due 2004 (the "Debentures"), in an aggregate principal amount not to exceed $180,000,000;

               WHEREAS, there have been issued and are now outstanding under the Indenture, Debentures in the aggregate principal amount of $180,000,000;

               WHEREAS, pursuant to the Agreement and Plan of Merger, dated as of July 10, 1994 (the "Merger Agreement"), among the Company, Eli Lilly and Company, an Indiana corporation ("Lilly"), and ECO Acquisition Corporation, a Delaware corporation and a wholly-owned subsidiary of Lilly ("ECO"), ECO has commenced a tender offer (the "Offer") to purchase all of the outstanding shares of the Company's Common Stock, par value $2.00 per share (the "Shares"), at a price of $76.00 net per Share in cash;

               WHEREAS, pursuant to a Reorganization and Distribution Agreement, dated as of July 10, 1994, among the Company, SP Ventures and certain other affiliates of the Company (the "Distribution Agreement"), prior to the consummation of the Offer, the Company will transfer certain of the businesses of the Company and its subsidiaries to SP Ventures which was established to hold all of the assets of the Company other than those related to the pharmaceutical benefits management business, and will distribute by dividend all shares of SP Ventures common stock to the stockholders of the Company;

               WHEREAS, as provided in the Distribution Agreement, SP Ventures desires in and by this First Supplemental Indenture, pursuant to and as contemplated by Section 11.1(f) of the Indenture, to expressly assume, jointly and severally with the Company, the covenants, agreements and undertakings of the Company in the Indenture and the outstanding Debentures;

               WHEREAS, the execution and delivery of this First
     Supplemental Indenture has been authorized by a resolution of the Board of Directors of both the Company and SP Ventures;

               WHEREAS, Section 11.1 of the Indenture, "Supplemental Indentures Without Consent of Debentureholders", provides that provisions of the Indenture may be amended or supplemented without the consent of the holders of Debentures with respect to certain matters therein identified;

               WHEREAS, all conditions and requirements necessary to make this First Supplemental Indenture a valid and binding instrument in accordance with its terms have been performed and fulfilled and the execution and delivery hereof have been in all respects duly authorized;

               NOW, THEREFORE, THIS FIRST SUPPLEMENTAL INDENTURE
     WITNESSETH that the Company and SP Ventures covenant and agree with the Trustee as follows:

                                  ARTICLE I

                          ASSUMPTION OF OBLIGATIONS

               SECTION 1.01. Assumption. SP Ventures hereby expressly assumes, jointly and severally with the Company, the obligation to make due and punctual payment of the principal of, premium, if any, and interest on any Debenture outstanding when and as the same shall become due and payable according to the terms of the Debenture and this Indenture, and the performance and observance of each and every covenant and condition of the Company in the Indenture as if SP Ventures had been the original maker of the Debentures and the original obligor under the Indenture, and also hereby expressly assumes each and every covenant and condition of the Company in each Debenture outstanding on the date of this First Supplemental Indenture.

                                  ARTICLE II

                                MISCELLANEOUS

               SECTION 2.01. Indenture. Except as expressly supplemented hereby, the Indenture is in all respects ratified and confirmed and all the terms, provisions and conditions thereof shall be and remain in full force and effect. This First Supplemental Indenture is an indenture supplemental to and in implementation of the Indenture, and said Indenture and this First Supplemental Indenture shall henceforth be read together.

               SECTION 2.02. Terms Defined. For all purposes of this First Supplemental Indenture, except as otherwise defined or unless the context otherwise requires, terms used in capitalized form in this First Supplemental Indenture and defined in the Indenture have the meanings specified in the Indenture.

               SECTION 2.03. Notices. The address to which notice to SP Ventures is to be given pursuant to Section 16.3 of the Indenture, from and after the date of this First Supplemental Indenture, shall be:

                         SP Ventures, Inc.
                         c/o McKesson Corporation
                         One Post Street
                         San Francisco, California  94104

               SECTION 2.04. Governing Law. This First Supplemental Indenture shall be governed under the laws of the State of New York.

               SECTION 2.05.  Successors.  All agreements of the
     Company, SP Ventures and the Trustee in this First Supplemental Indenture shall bind their respective successors.

               SECTION 2.06. Effectiveness. This First Supplemental Indenture shall become a legally effective and binding instrument upon the execution and delivery hereof by all parties hereto but the provisions hereof shall only become operative upon the date on which ECO accepts for payment and pays for Shares tendered pursuant to the Offer.

               SECTION 2.07. Counterparts. This First Supplemental Indenture may be executed in any number of counterparts, each of which shall be an original, but such counterparts shall together constitute but one and the same instrument.

               SECTION 2.08. Recitals. The recital of fact contained herein shall be taken as the statements of the Company and SP Ventures, and the Trustee assumes no responsibility for the correctness of the same. The Trustee makes no representations as to the validity or adequacy of this First Supplemental Indenture or the due execution hereof by the Company and SP Ventures.


               IN WITNESS WHEREOF, the parties hereto have caused this First Supplemental Indenture to be duly executed and their respective corporate seals to be hereunto affixed and attested, all as of the day and year first above written.

     [corporate seal]              McKesson Corporation

     Attest:                       By:     /s/ Garret A. Scholz
     /s/ Nancy A. Miller           Title:  Vice President Finance

     [corporate seal]              SP Ventures, Inc.

     Attest:                       By:     /s/ Garret A. Scholz
     /s/ Nancy A. Miller           Title:  Executive Vice President and
                                           Treasurer

     [corporate seal]              The First National Bank of Chicago,
                                   as Trustee

     Attest:                       By:  Eydie A. Pacella
     /s/ Lois Jenkins              Title:  Trust Officer


                                                            Exhibit 19

                              FIRST AMENDMENT TO
                           EXCHANGE AGENT AGREEMENT

               This First Amendment to the Exchange Agent Agreement (the "First Amendment"), dated as of July 10, 1994, is made by and among McKesson Corporation, a Delaware corporation (the "Company"), SP Ventures, Inc., a Delaware corporation and a wholly-owned subsidiary of the Company ("SP Ventures"), and The First National Bank of Chicago, a national banking association (the "Exchange Agent").

                                 WITNESSETH:

               WHEREAS, the Company and the Exchange Agent have heretofore entered into an Indenture dated as of March 14, 1994 (the "Indenture"), by and between the Company and the Exchange Agent, as trustee, which Indenture provided for the Company to issue its 41/2% Exchangeable Subordinated Debentures Due 2004 (the "Debentures"), in an aggregate principal amount not to exceed $180,000,000;

               WHEREAS, there have been issued and are now outstanding under the Indenture, Debentures in the aggregate principal amount of $180,000,000;

               WHEREAS, in connection with the execution of the Indenture, the Company and the Exchange Agent entered into an Exchange Agent Agreement, dated as of March 14, 1994 (the "Exchange Agent Agreement") to set forth certain obligations of the Company and the Exchange Agent relating to the exchange of the Debentures at the option of the Debentureholders for a number of shares of the common stock, par value $0.01 per share of Armor All Products Corporation, a Delaware corporation at the Exchange Price (as defined in the Indenture) and other Exchange Property (as defined in the Exchange Agent Agreement) as provided for in the Indenture;

               WHEREAS, pursuant to the Agreement and Plan of Merger, dated as of July 10, 1994 (the "Merger Agreement"), among the Company, Eli Lilly and Company, an Indiana corporation ("Lilly"), and ECO Acquisition Corporation, a Delaware corporation and a wholly-owned subsidiary of Lilly ("ECO"), ECO has commenced a tender offer (the "Offer") to purchase all of the outstanding shares of the Company's Common Stock, par value $2.00 per share (the "Shares"), at a price of $76.00 net per Share in cash;

               WHEREAS, pursuant to a Reorganization and Distribution Agreement, dated as of July 10, 1994, among the Company, SP Ventures and certain other affiliates of the Company (the "Distribution Agreement"), prior to the consummation of the Offer, the Company will transfer certain of the businesses of the Company and its subsidiaries to SP Ventures which was established to hold all of the assets of the Company other than those related to the pharmaceutical benefits management business, and will distribute by dividend all shares of SP Ventures common stock to the stockholders of the Company;

               WHEREAS, as provided in the Distribution Agreement, SP Ventures desires in and by this First Amendment, pursuant to and as contemplated by Section 18(a)(iii) of the Exchange Agent Agreement, to expressly assume, jointly and severally with the Company, the covenants, agreements and undertakings of the Company in the Exchange Agent Agreement;

               WHEREAS, the execution and delivery of this First
     Amendment has been authorized by a resolution of the Board of Directors of both the Company and SP Ventures;

               WHEREAS, Section 18(a)(iii) of the Exchange Agent
     Agreement, "Amendments", provides that provisions of the Exchange Agent Agreement may be amended or supplemented without the consent of the holders of Debentures with respect to certain matters therein identified;

               WHEREAS, all conditions and requirements necessary to make this First Amendment a valid and binding instrument in accordance with its terms have been performed and fulfilled and the execution and delivery hereof have been in all respects duly authorized;

               NOW, THEREFORE, THIS FIRST AMENDMENT WITNESSETH that the Company and SP Ventures covenant and agree with the Exchange Agent as follows:

                                  ARTICLE I

                          ASSUMPTION OF OBLIGATIONS

               SECTION 1.01. Assumption. SP Ventures hereby expressly assumes, jointly and severally with the Company, the performance and observance of each and every covenant and condition of the Company in the Exchange Agent Agreement as if SP Ventures had been the original party to the Exchange Agent Agreement.



                                  ARTICLE II

                                MISCELLANEOUS

               SECTION 2.01. Exchange Agent Agreement. Except as expressly amended hereby, the Exchange Agent Agreement is in all respects ratified and confirmed and all the terms, provisions and conditions thereof shall be and remain in full force and effect.

               SECTION 2.02. Terms Defined. For all purposes of this First Amendment, except as otherwise defined or unless the context otherwise requires, terms used in capitalized form in this First Amendment and defined in the Exchange Agent Agreement have the meanings specified in the Exchange Agent Agreement.

               SECTION 2.03. Governing Law. This First Amendment shall be governed under the laws of the State of New York.

               SECTION 2.04.  Successors.  All agreements of the
     Company, SP Ventures and the Exchange Agent in this First Amendment shall bind their respective successors.

               SECTION 2.05. Effectiveness. This First Amendment shall become a legally effective and binding instrument upon the execution and delivery hereof by all parties hereto but the provisions hereof shall only become operative upon the date on which ECO accepts for payment and pays for Shares tendered pursuant to the Offer.

               SECTION 2.06. Counterparts. This First Amendment may be executed in any number of counterparts, each of which shall be an original, but such counterparts shall together constitute but one and the same instrument.

               SECTION 2.07. Recitals. The recital of fact contained herein shall be taken as the statements of the Company and SP Ventures, and the Exchange Agent assumes no responsibility for the correctness of the same. The Exchange Agent makes no representations as to the validity or adequacy of this First Amendment or the due execution hereof by the Company and SP Ventures.


               IN WITNESS WHEREOF, the parties hereto have caused this First Amendment to be duly executed all as of the day and year first above written.

     McKesson Corporation

     By:     /s/ Garret A. Scholz
     Title:  Vice President Finance

     SP Ventures, Inc.

     By:     /s/ Garret A. Scholz
     Title:  Executive Vice President and
             Treasurer

     The First National Bank of Chicago,
      as Exchange Agent

     By:     Eydie A. Pacella
     Title:  Trust Officer


                                                       Exhibit 20

     CONVERSION AGREEMENT

             CONVERSION AGREEMENT, dated as of August 1, 1994 (the "Agreement"), by and between McKESSON CORPORATION, a Delaware corporation (the "Company"), and The Chase Manhattan Bank, N.A., as trustee (the "Trustee") of the McKesson Corporation Profit-Sharing Investment Plan (the "PSIP").

             WHEREAS, a trust (the "Trust") has been established pursuant to a Master Trust Agreement, dated as of May 27, 1988, between the Company and the Trustee;

             WHEREAS, the Trustee is the record owner of the shares of Series B ESOP Convertible Preferred Stock, par value $1.00 per share, of the Company (the "Series B ESOP Preferred
     Stock") held in the Trust for the benefit of participants in the PSIP;

             WHEREAS, the Company, Eli Lilly and Company, an Indiana corporation ("Parent"), and ECO Acquisition Corporation, a Delaware corporation and a wholly-owned subsidiary of Parent (the "Purchaser"), entered into an Agreement and Plan of Merger, dated as of July 10, 1994 (the "Merger Agreement") pursuant to which the Purchaser has commenced an offer (the "Offer") to purchase for cash all of the outstanding shares of the common stock, par value $2.00 per share, of the Company (the "Common Stock");

             WHEREAS, the Company has entered into a Reorganization and Distribution Agreement, dated as of July 10, 1994 (the "Distribution Agreement"), by and among the Company, McKesson Corporation, a Maryland corporation, Clinical Pharmaceuticals, Inc., a Delaware corporation, PCS Health Systems, Inc., a Delaware corporation, and SP Ventures, Inc., a Delaware corporation ("Spinco"), pursuant to which the Company intends, prior to the consummation of the Offer, to (i) transfer to Spinco certain assets and liabilities of the businesses of the Company and its subsidiaries (the "Company Assets") other than assets related to its pharmaceutical benefits management business and (ii) declare a dividend (conditioned upon consummation of the Offer) of one share of common stock, par value $.01 per share, of Spinco, for each share of Common Stock held of record as of a date (the "Record Date") determined by the Board of Directors of the Company;

             WHEREAS, in connection with Section 2.8(b) of the Merger Agreement and pursuant to the terms of the Company's Certificate of Designation, Preferences and Rights of the Series B ESOP Convertible Preferred Stock (the "Certificate"), shares of Series B ESOP Preferred Stock which are issued and outstanding immediately prior to the Effective Time (as defined in the Merger Agreement) shall, by virtue of the Merger, be converted into the right to receive the amount of cash that would have been received by a holder of the aggregate number of Shares into which such shares of Series B ESOP Convertible Preferred Stock could have been converted immediately prior to the Effective Time (after giving effect to all required adjustments to the conversion price thereof);

             WHEREAS, the Company has the authority, pursuant to the Certificate, to call the Series B ESOP Preferred Stock for redemption and has indicated to the Trustee its intent to do so in the absence of this Agreement; and

             WHEREAS, the Trustee and the Company, in the exercise of their respective fiduciary duties with respect to the PSIP, have determined that under the circumstances it would be in the best interests of the participants of the PSIP for the Series B ESOP Preferred Stock to be converted immediately prior to the Record Date.

             NOW, THEREFORE, in consideration of the foregoing, the parties hereto hereby agree as follows:

             1. Immediately prior to the Record Date, all of the shares of Series B ESOP Preferred Stock then held in the Trust shall be converted into that number of shares of Common Stock determined pursuant to the terms of the Certificate (the "Conversion Shares") and the Trustee shall be the record owner of such Conversion Shares immediately prior to the Record Date.

             2. Immediately prior to the Record Date, the Company shall deliver to the Trustee a certificate or certificates representing the Conversion Shares issued in the name of the Trustee and the Trustee shall surrender to the Company the certificate or certificates representing the shares of Series B ESOP Preferred Stock being converted, which shall be duly endorsed for transfer to the Company (or accompanied by duly executed stock powers relating thereto).

             3. The parties further acknowledge and agree that this Agreement shall constitute a written notice of conversion as required pursuant to the provisions of the Certificate and that all other applicable provisions of the Certificate regarding the means by which Series B ESOP Preferred Stock is to be converted shall be deemed to have been satisfied.

             4. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

             5. This Agreement shall be governed by and construed in accordance with the laws of the State of Delaware, regardless of the laws that might otherwise govern under applicable principles of conflicts of law.

             IN WITNESS WHEREOF, each of the parties set forth below has caused this Agreement to be executed on its behalf by a duly authorized officer as of the date first set forth above.

                              McKESSON CORPORATION

                              By:/s/ Jon d'Alessio
                                 Name:  Jon d'Alessio
                                 Title:  Treasurer

                              THE CHASE MANHATTAN BANK, N.A.


                              By:/s/ Edward S. Mollahan
                                 Name:  Edward S. Mollahan
                                 Title:  Vice President